UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Northern Tier Energy LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

665826103

(CUSIP Number)

Lowry Barfield

123 W. Mills Avenue, Suite 200

El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103

1	Name of reporting person Western Refining, Inc.
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☒
3	SEC use only
4	Source of funds BK, WC, OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 35,622,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 35,622,500*
11	Aggregate amount beneficially owned by each reporting person 35,622,500*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.4%**
14	Type of reporting person CO

*	Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP held by NT InterHoldCo LLC. Western Refining, Inc. may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in Northern Tier Energy LP.
**	Based on a total of 92,833,486 common units representing limited partner interests in Northern Tier Energy LP outstanding as of November 3, 2015 as reported on Northern Tier Energy LP’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015.

CUSIP No. 665826103

1	Name of reporting person NT InterHoldCo LLC
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 35,622,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 35,622,500*
11	Aggregate amount beneficially owned by each reporting person 35,622,500*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.4%**
14	Type of reporting person OO

*	Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP. NT InterHoldCo LLC also owns 100% of the equity interests in Northern Tier Energy GP LLC, the sole general partner of Northern Tier Energy LP.
**	Based on a total of 92,833,486 common units representing limited partner interests in Northern Tier Energy LP outstanding as of November 3, 2015 as reported on Northern Tier Energy LP’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by each of Western Refining, Inc. (“Western”) and NT InterHoldCo LLC (“NT InterHoldCo” and together with Western, the “Reporting Persons”) to amend the Schedule 13D filed on November 22, 2013, as amended and supplemented by Amendment No. 1 filed on October 26, 2015 (collectively, the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On December 21, 2015, Western entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Western, Western Acquisition Co, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Western (“MergerCo”), the Partnership and the General Partner. Upon the terms and subject to the conditions set forth in the Merger Agreement, MergerCo will merge with and into the Partnership and the separate limited liability company existence of MergerCo will cease and the Partnership will continue its existence as a limited partnership under Delaware law as the surviving entity in the merger (the “Merger”).

InterHoldCo, a Delaware limited liability company and wholly-owned subsidiary of Western, owns 100% of the membership interests in the General Partner and approximately 38.4% of the outstanding common units representing limited partner interests of the Partnership (the “Partnership Common Units”). Following the Merger, the General Partner will remain the sole general partner of the Partnership, and InterHoldCo and its wholly-owned subsidiary, Western Acquisition Holdings, LLC, a Delaware limited liability company (“Merger Holdco”) will become the sole limited partners of the Partnership. At the effective time (the “Effective Time”) of the Merger, the Partnership Common Units held by Western and its subsidiaries will be unchanged and remain issued and outstanding, and each issued and outstanding Partnership Common Unit held by unitholders other than Western and its subsidiaries (the “NTI Public Unitholders”) will be converted into the right to receive, at the election of the holder thereof but subject to proration as provided in the Merger Agreement, (i) $15.00 in cash without interest and 0.2986 of a share of Western’s common stock, par value $0.01 per share (“WNR Common Stock”) (the “Standard Mix of Consideration”), (ii) $26.06 in cash without interest (the “Cash Election”), or (iii) 0.7036 of a share of WNR Common Stock (the “Stock Election”). The Cash and Stock Elections will be subject to proration to ensure that the total amount of cash paid and the total number of shares of WNR Common Stock delivered in the Merger to NTI Public Unitholders as a whole are equal to the total amount of cash and number of shares of WNR Common Stock that would have been paid and issued and/or disposed from treasury if all NTI Public Unitholders received the Standard Mix of Consideration. The transaction is expected to result in approximately 17.1 million additional shares of WNR Common Stock being outstanding. Western intends to fund the cash portion of the merger consideration, expected to be approximately $858.2 million, with a combination of cash-on-hand and additional debt financing.

No fractional shares of WNR Common Stock will be delivered in the Merger. The NTI Public Unitholders will receive cash (without interest and rounded up to the nearest whole cent), in lieu of receiving any fractional share of WNR Common Stock to which they would otherwise have been entitled, in an amount equal to such fractional interest multiplied by the volume-weighted average price of a share of WNR Common Stock as reported on the NYSE Composite Transactions Reporting System for the 20 consecutive NYSE full trading days ending at the close of regular hours trading on the last NYSE full trading day immediately preceding the date the Merger closes (the “Closing Date”).

The parties anticipate that the Merger will close in the first half of 2016, pending the satisfaction of certain customary conditions thereto. Pursuant to the terms of the Merger Agreement, with respect to the quarter in which the Closing Date occurs, the Partnership will make a prorated quarterly distribution to all Partnership unitholders for the portion of the quarter that the NTI Public Unitholders own the Partnership Common Units prior to the Closing Date, in the event that the NTI Public Unitholders who receive WNR Common Stock in the Merger would not receive a dividend with respect to the WNR Common Stock received in the Merger, due to the record date for such dividend occurring before the Closing Date.

The Merger Agreement contains customary representations, warranties, covenants and agreements by each of the parties. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Merger Transactions”), by the affirmative vote of holders of the Partnership Common Units, as of the record date for the Partnership’s special meeting, holding a majority of the outstanding Partnership Common Units; (2) any waiting period applicable to the Merger Transactions under the Hart-Scott Rodino Antitrust Act of 1976, as amended (the “HSR Act”) having been terminated or expired; (3) all filings, consents, approvals, permits and authorizations required to be made or obtained prior to the Effective Time in connection with the Merger Transactions having been made or obtained; (4) the absence of legal injunctions or impediments prohibiting the Merger Transactions; (5) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) with respect to the issuance of new shares of WNR Common Stock in the Merger; and (6) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the new shares of WNR Common Stock to be delivered in the Merger.

The Board of Directors of Western has approved the Merger Agreement and the Merger Transactions. The Conflicts Committee, acting on behalf of the General Partner in its capacity as the general partner of the Partnership, approved the Merger Agreement and the Merger Transactions, and determined that the Merger Agreement and the Merger Transactions are fair and reasonable to, and not adverse to the interests of, the Partnership and the holders of Partnership Common Units other than the General Partner and its affiliates. Pursuant to the Merger Agreement, Western has agreed to vote the Partnership Common Units owned beneficially or of record by it or any of its subsidiaries in favor of the Merger Agreement and the Merger Transactions.

Upon consummation of the Merger, NTI Common Units would cease to trade on the New York Stock Exchange and cease to be registered under the Securities Exchange Act of 1934. It is also anticipated that the non-employee directors of the NTI GP Board would not continue to serve as directors of NTI GP following the Merger.

The foregoing description of the Merger Agreement and the Merger Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, a copy of which is filed as Exhibit K hereto and incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

The response in Item 3 is incorporated herein by reference.

As promptly as possible after the Effective Time of the Merger, the Reporting Persons will cause the Partnership Common Units to be (a) delisted from the New York Stock Exchange and (b) deregistered under the Exchange Act.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

(a) – (b) As of November 3, 2015, the Partnership had 92,833,486 Partnership Common Units outstanding, as reported on the Partnership’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2015. InterHoldCo beneficially owns 35,622,500 Partnership Common Units, representing approximately 38.4% of the Partnership Common Units outstanding. Western may be deemed to have beneficial ownership of 35,622,500 Partnership Common Units (representing 38.4% of the Partnership Common Units outstanding) by virtue of Western’s ownership of 100% of the membership interests of InterHoldCo.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth under Item 3 and in Exhibit K is hereby incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding the following exhibits:

K	Agreement and Plan of Merger dated as of December 21, 2015, by and among Western Refining, Inc., Western Acquisition Co, LLC, Northern Tier Energy LP and Northern Tier Energy GP LLC (incorporated by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K, File No. 001-35612, filed with the Commission on December 22, 2015).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2015

WESTERN REFINING, INC.

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

NT INTERHOLDCO LLC

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer of Western Refining, Inc., as the sole member of NT InterHoldCo LLC

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General Counsel and Secretary of Western Refining, Inc., as the sole member of NT InterHoldCo LLC

Schedule 1

Directors of Western Refining, Inc.

Jeff A. Stevens
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President and Chief Executive Officer and Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 4,129 common units		Percentage: *
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 4,129
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 4,129
iv.	Shared power to dispose or to direct the disposition of: 0

Carin M. Barth[1] c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President of LB Capital, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Paul L. Foster c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Executive Chairman, Chairman of the Board and Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 4,129 common units		Percentage: *
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 4,129
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 4,129
iv.	Shared power to dispose or to direct the disposition of: 0

L. Frederick Francis c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Executive Chairman of WestStar Bank
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

[1]	As previously announced, Ms. Barth will retire on January 4, 2016.

Sigmund L. Cornelius
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Director of Western Refining, Inc. and President and Chief Operating Officer of Freeport LNG
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Brian J. Hogan c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President and Chief Executive Officer of Hogan Truck Leasing, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Vice President, Assistant Treasurer and Assistant Secretary and Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 4,129 common units		Percentage: *
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 4,129
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 4,129
iv.	Shared power to dispose or to direct the disposition of: 0

William D. Sanders c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Chairman of Strategic Growth Bank Incorporated
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Robert J. Hassler
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Western Refining, Inc.

Paul L. Foster
(see above)
Jeff A. Stevens
(see above)
Mark J. Smith c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President – Refining and Marketing of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Gary R. Dalke c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Chief Financial Officer of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

William R. Jewell c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Chief Accounting Officer of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units		Percentage: 0
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0
Lowry Barfield c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Senior Vice President – Legal, General Counsel and Secretary of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 4,129 common units		Percentage: *
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 4,129
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 4,129
iv.	Shared power to dispose or to direct the disposition of: 0

Jeffrey S. Beyersdorfer
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Senior Vice President – Treasurer and Assistant Secretary of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 2,000 common units		Percentage: *
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 2,000
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 2,000
iv.	Shared power to dispose or to direct the disposition of: 0
Scott D. Weaver
(see above)

Sole Member of NT InterHoldCo LLC

Western Refining, Inc.

*	Less than 1%.